BOLIDEN LIMITED

Quotes and Charts
BOL. (TSX)

Releases Earnings

Attention Business/Financial Editors:

Boliden reports improved cash flow and positive result for second quarter 2002

STOCKHOLM, Sweden, Aug. 14 /CNW/ -

- Boliden reports a profit of SEK 21 million (-624 million) after financial items for the first half of 2002. This indicates an improvement of SEK 1 195 million, excluding operations that have been sold or shut down, as well as items affecting comparability (IAC).
- The operating profit for the first half of 2002 amounted to SEK 173 million (154 M). This indicates an improvement of SEK 569 million, excluding operations that have been sold or shut down, as well as items affecting comparability (IAC).
- Cash flow from current operations amounted to SEK 78 million. This indicates an improvement of SEK 860 million compared with the same period last year. The improvement between the first and second quarters 2002 amounted to SEK 470 million.
- An extensive mineralization was discovered at "Lappberget" near Garpenberg. It indicates the potential for substantial volumes and high grades of mainly zinc, lead and silver.
- Commercial production has begun at the Storliden mine.
- The current prices of Boliden's main metals are expected to improve as a result of increased demand in combination with diminished supplies on the metal market.

<<

Turnover and result SEK million (unless stated otherwise)	First 6 months 2002	2001	Change in %	Second quarter 2002	2001	Change in %
Turnover	5 056	5 444	-7	2 651	2 548	4
Operating result	173	154	12	76	242	-69

Operating margin (%)	3.4	2.8	21	2.9	9.5	-69
Earnings after financial items	21	-624	-	4	-66	-
Net result for period	30	-506	-	13	-46	-
Earnings per share (SEK)(1)	0.35	-5.89	-	0.15	-0.53	-
Return on shareholder's capital (%)	2.4			2.1		
Return on capital employed (%)	4.8			4.2		
Cash flow from operating activities	78	-782				
Cash flow for period	-45	870	-			

Metal prices (average LME/LBM)	First 6 months 2002	2001	Change in %	Second quarter 2002	2001	Change in %
Copper (USD/lb)	0.72	0.77	-6	0.73	0.75	-3
Zinc (USD/lb)	0.36	0.44	-18	0.36	0.42	-14
Lead (USD/lb)	0.21	0.22	-5	0.21	0.21	-
Gold (USD/oz)	301	266	13	313	267	17
Silver (USD/oz)	4.60	4.46	3	4.72	4.39	8

Exchange rates	First 6 months 2002	2001	Change in %	Second quarter 2002	2001	Change in %
USD/SEK (Realised by Boliden)	10.67	7.69	39	10.58	7.52	41
USD/SEK	10.22	10.10	1	9.97	10.46	-5
USD/CAD	1.58	1.53	3	1.55	1.54	1

(1) Full dilution results in only a negligible reduction in earnings per share. Dilution concerns options issued by Boliden Limited, which give the right to obtain shares in Boliden AB. The options give the right to obtain a total of 371 703 newly floated shares in Boliden AB.

President's statement

Boliden reports a profit of SEK 21 million (-624 million) after financial items for the first half of 2002. For the second quarter of 2002, profits after financial items amounted to SEK 4 million (-66 million). This indicates a strong underlying improvement of SEK 1 195 million in the result for the first half of the year, since the 2001 result after financial items was influenced positively by SEK 124 million from the sale of Norzink and Lomas Bayas, as well as the closure of the Laisvall mine following the depletion of ore reserves in 2001, and by items affecting comparability amounting to SEK 426 million from the Norzink capital gain and write-down of Lomas Bayas. The operating profit for the first half of the year was SEK 173 million (154 million), of which SEK 76 million (242 million) was attributable to the second quarter.

The main reasons for the improved result were increased revenues due to

a result of increased demand in combination with falling supply on the metal markets.

Jan Johansson
President and CEO

Important events

Jan Boliden acquires the assets of Dutch copper-tube manufacturer HME Nederland for SEK 50 million.

Mar Boliden and North Atlantic Natural Resources (NAN) sign an agreement for cooperation on exploration in the Skellefte field.

Production at Myra Falls mine in Canada resumed.

Apr Boliden hedges additional US dollar revenues corresponding to almost 100 per cent of the projected flow for 2002.

An extensive mineralization discovered at "Lappberget" near Garpenberg. It indicates the potential for substantial volumes and high grades of mainly zinc, lead and silver.

Jun First ore from the Storliden mine, with high grades, was successfully milled in the Boliden concentrator.

Jul Boliden hedges additional dollar revenues for 2003 and 2004, bringing to 80 per cent the total dollar flows now safeguarded.

Financial Statement

Boliden's turnover amounted to SEK 5 056 million (5 444 million) during the first half of 2002, of which SEK 2 651 million (2 548 million) was attributable to the second quarter. Compared with the same period last year, turnover in the first half of 2002 was influenced positively by SEK 652 million due to an improved currency and negatively by SEK 124 million due to lower metal prices and lower smelting and refining charges. Comparability between the years is also influenced by the sale of units (Norzink and Lomas Bayas), as well as the closure of the Laisvall mine following the depletion of ore reserves in 2001. These units contributed SEK 795 million to the turnover in the first half of 2001.

Administration costs show an increase of SEK 41 million between the first half of 2002 and end 2001 mainly due to one-off costs related to the restructuring in 2001 being booked in 2002.

The operating result for the first half of 2002 amounted to SEK 173 million (154 million), of which SEK 76 million (242 million) was attributable to the second quarter. The operating result after financial items was SEK 21 million (-624 million) for the half-year and SEK 4 million (-66 million) for the second quarter.

The underlying improvement in the half-year result is SEK 1 195 million, since the operating result after financial items for 2001 was influenced positively by SEK 124 million from the sale or closure of units, as well as by items affecting comparability amounting to SEK 426 million (capital gain from sale of Norzink, write-down of Lomas Bayas).

The improved result is attributable mainly to increased income due to an improved realized US dollar exchange rate and increased production at the Ronnskar smelter. Lower metal prices, lower smelting and refining charges and lower production at Aitik influenced the operating result negatively compared

with the same period last year.

The net financial position improved mainly due to better loan terms negotiated in the refinancing agreement completed in August 2001. Moreover, negative exchange-rate differences of SEK 545 million on foreign currency loans are included among the financial items for the previous year.

From the 2002 financial year onward, Boliden will be reporting its shares in associated companies' profits under 'Operating result', whereas they were previously reported under 'Financial items' and as tax.

Cash flow for the period was SEK -45 million (870 million). The cash flow from current operations was SEK 78 million (-782 million). The improvement between the years is due partly to the higher result and a better development of working capital. Cash flow from current operations amounted to SEK 274 million during the second quarter of 2002, compared with a negative cash flow of SEK 196 million during the first quarter of 2002. Acquisitions and investments in tangible fixed assets amounted to SEK 176 million (279 million), while cash flow from financing activities amounted to SEK 107 million (765 million).

Financial statement SEK million (unless stated otherwise)	First 6 months 2002	2001	Change in %	Second quarter 2002	2001	Change in %
Turnover	5 056	5 444	-7	2 651	2 548	4
Operating result	173	154	12	76	242	-69
Operating margin (%)	3.4	2.8	21	2.9	9.5	-69
Result after financial items	21	-624	-	4	-66	-
Result for period	30	-506	-	13	-46	-

Market

The metal market

The prices of the majority of metals Boliden produces were quoted lower during the first half of 2002 compared with the same period last year. This can be explained to some extent by lower economic growth in the world during 2002, which has resulted in weaker demand. Since the beginning of the year, the price trends for zinc, lead and silver have been stable, while the prices of copper and gold have strengthened. The improved price picture for these metals can be explained partly by more positive signals about the world economy, as well as reduced supply. The price of gold strengthened during the first half of the year, due partly to developments in the Middle East and increased uncertainty in the financial markets.

At present, the company has a 15-month hedging program for parts of the planned gold production. At the end of the reporting period, approximately 85 per cent of the company's planned gold production was hedged at an average USD 305 per ounce until the end of the third quarter of 2003. However, Boliden's exposure to changes in metal prices remains high, since only a limited amount of its metal production has been hedged.

Metal prices (average LME/LBM)	First 6 months 2002	2001	Change in %	Second quarter 2002	2001	Change in %
Copper (USD/lb)	0.72	0.77	-6	0.73	0.75	-3
Zinc (USD/lb)	0.36	0.44	-18	0.36	0.42	-14

Lead (USD/lb)	0.21	0.22	-5	0.21	0.21	-
Gold (USD/oz)	301	266	13	313	267	17
Silver (USD/oz)	4.60	4.46	3	4.72	4.39	8

The currency market

In spite of a sharp fall in the value of the American dollar during the second quarter, it was on average higher during the first half of 2002 compared with the same period last year. Compared with the first quarter of 2002, however, the dollar weakened by 5 per cent against the Swedish krona.

Boliden's planned dollar revenues for 2002 were hedged earlier at an average rate of USD/SEK 10.49 and at USD/SEK 10.76 inclusive of hedge reserve. In July 2002, a further 20 per cent was hedged for 2003 and 2004. This means that 80 per cent of the company's planned dollar revenues for those years are now hedged at an average exchange rate of USD/SEK 10.36 (USD/SEK 10.68 inclusive of hedge reserve) for 2003 and of USD/SEK 10.42 (USD/SEK 10.61 inclusive of hedge reserve) for 2004. For year 2005 Boliden has already hedged 60 per cent of the planned dollar revenues. The reason for this is Boliden's wish to ensure that the plans made for the operations in those years can be implemented. Moreover, by means of purchased put options the company has safeguarded the rest of the net flow until the end of the third quarter of 2003, which gives a "floor" rate of USD/SEK 9.00.

Exchange rates (average)	First 6 months 2002	2001	Change in %	Second quarter 2002	2001	Change in %
USD/SEK (Realised by Boliden)	10.67	7.69	39	10.58	7.52	41
USD/SEK	10.22	10.10	1	9.97	10.46	-5
USD/CAD	1.58	1.53	3	1.55	1.54	1

Turnover and result per business area

The turnover and operating results for Boliden's different business areas in the first half of the year and second quarter 2002 are as follows:

Turnover per business area, SEK million	First 6 months 2002	2001	Change in %	Second quarter 2002	2001	Change in %
Mines	1 084	961	13	604	482	25
Smelters	3 639	3 538	3	1 853	1 708	8
Fabrication	1 204	1 319	-9	617	613	1
Other	-871	-374 1)	132	-423	-255 1)	-
Total	5 056	5 444	-7	2 651	2 548	4

Operating result per business area, SEK million	First 6 months 2002	2001	Change in %	Second quarter 2002	2001	Change in %
Mines	55	-356	-	45	-188	-
Smelters	174	-19	-	80	-8	-
Fabrication	2	11	-82	-3	1	-
Other	-58	518 1)	-	-46	437 1)	-
Total	173	154	12	76	242	-69

Copper (tonnes)	34 289	45 202	-24	18 836	24 402	-23
Zinc (tonnes)	65 213	73 969	-12	41 174	37 796	9
Lead (tonnes)	8 950	9 252	-3	4 037	4 293	-6
Gold (ounces)	80 169	80 736	-1	43 037	44 382	-3
Silver (thousand ounces)	4 119	3 880	6	2 032	1 925	6
Boliden Area						
Copper (tonnes)	5 831	4 694	24	3 382	2 438	39
Zinc (tonnes)	28 802	25 636	12	15 867	11 054	44
Lead (tonnes)	1 348	1 830	-26	660	758	-13
Gold (ounces)	47 550	36 992	29	24 595	19 814	24
Silver (thousand ounces)	1 132	1 113	2	579	451	28
Garpenberg						
Copper (tonnes)	373	419	-11	147	169	-13
Zinc (tonnes)	19 625	17 426	13	9 067	9 067	-
Lead (tonnes)	7 602	7 422	2	3 377	3 535	-4
Gold (ounces)	4 887	4 925	-1	2 122	2 392	-11
Silver (thousand ounces)	2 038	1 723	18	884	933	-5
Aitik						
Copper (tonnes)	25 857	32 493	-20	13 159	17 768	-26
Gold (ounces)	21 867	27 675	-21	10 604	16 565	-36
Silver (thousand ounces)	740	825	-10	363	432	-16
Myra Falls 2)						
Copper (tonnes)	2 228	7 596	-71	2 148	4 027	-47
Zinc (tonnes)	16 786	30 907	-46	16 240	17 675	-8
Gold (ounces)	5 865	11 144	-47	5 716	5 611	2
Silver (thousand ounces)	209	219	-5	206	109	89

1) Excluding operations that were shut down or sold during 2001

2) Production halted temporarily from December 2001 to end March 2002.

Smelters

The turnover of the Business Area Smelter Operations in the first half of 2002 amounted to SEK 3 639 million (3 538 million), of which SEK 1 853 million (1 708 million) was generated in the second quarter. The operating result was SEK 174 million (-19 million), corresponding to an operating margin of 4.8 per cent. For the second quarter, the operating result was SEK 80 million (-8 million), corresponding to an operating margin of 4.3 per cent.

The operating result was influenced positively by higher production at the Ronnskar smelter. At the same time, however, lower metal prices and lower smelting and refining charges had a negative effect on the result. During the second quarter, revenues were also affected negatively by an unusually large proportion of raw material being processed at spot terms, which are considerably lower than the smelting and refining charges generated by Boliden's long-term contracts.

Smelters, SEK million	First 6 months 2002	2001	Change in %	Second quarter 2002	2001	Change in %

The average number of employees at the end of the first half of 2002 was 3 697, of which 2 390 are based in Sweden. This is a reduction of 52 compared with the beginning of the year, when there were 3 749.

Stockholm, 14th August 2002

Jan Johansson
President and CEO

This half-year report has been prepared in accordance with the recommendations of the Swedish Financial Accounting Standards Council. The same accounting principles have been used as in the last annual accounts, with the exception of the way in which the company's shares in associated companies' profits are reported. The half-year report has not been subject to specific examination by the company's auditors.

The next interim report will be issued on 22nd October 2002.

INCOME STATEMENTS

Group	First 6 months		Second quarter		Full year
Million SEK	2002	2001	2002	2001	2001
Net sales	5 056	5 444	2 651	2 548	10 250
Cost of goods sold	-4 544	-5 345	-2 377	-2 518	-9 686
Gross result	512	99	274	30	564
Selling expenses	-164	-198	-87	-109	-373
Administrative expenses	-195	-154	-113	-82	-361
Research and development costs	-48	-50	-25	-25	-107
Items affecting comparability (IAC)		426		426	-724
Other operating income and expenses	56	33	28	6	52
Result from non-consolidated companies	12	-2	-1	-4	
Operating result (1)	173	154	76	242	-949
Financial items, net	-152	-778	-72	-308	-2 807
Earnings after financial items	21	-624	4	-66	-3 756
Taxes	9	17	9	-25	562

Minority shares in earnings		101		45	957
Net result	30	-506	13	-46	-2 237

Earnings excluding IAC	First 6 months		Second quarter		Full year
Million SEK	2002	2001	2002	2001	2001
Operating result excluding IAC	173	-272	76	-184	-225
Earnings after financial items, excl. IAC	21	-1 050	4	-492	-3 032
Net result excluding IAC	30	-932	13	-472	-1 513

Earnings per share (2)	First 6 months		Second quarter		Full year
SEK	2002	2001	2002	2001	2001
Earnings per share	0.35	-5.89	0.15	-0.53	-26.08
Earnings per share excl. IAC	0.35	-10.85	0.15	-5.50	-17.64

Items affecting comparability (IAC)	First 6 months		Second quarter		Full year
Million SEK	2002	2001	2002	2001	2001
Write-down of Myra Falls					-1 159
Profit from sale of Norzink		478		478	478
Other		-52		-52	-43
		426		426	-724

(1) Depreciation for the first half of 2002 was SEK 333 million (446) and for Q2 SEK 175 million (245).
(2) Full dilution results in only a negligible reduction in earnings per share. Dilution concerns options issued by Boliden Limited, which give the right to obtain shares in Boliden AB. The options give the right to obtain a total of 371 703 newly floated shares in Boliden AB

CONSOLIDATED
BALANCE SHEET

Group Million SEK	30 Jun 2002	31 Dec 2001

Intangible capital assets	9	8
Tangible capital assets	7 542	7 728
Deferred tax assets	225	239
Interest-bearing financial investments	3	2
Other financial capital assets	184	87
Inventories	1 399	1 387
Interest-bearing receivables		6
Other receivables	997	932
Cash and short-term capital expenditure	737	787
Total assets	11 096	11 176
Equity	2 480	2 527
Minority interest	1	1
Pensions reserves	387	430
Provisions	622	636
Interest-bearing long-term debts	5 285	124
Other long-term liabilities	3	5
Interest-bearing short-term debts	13	5 044
Other short-term liabilities	2 305	2 409
Liabilities and shareholder's equity	11 096	11 176

Specification of changes in shareholder's equity Million SEK	
Opening balance 01-01-2002	2 527
Net result	30
Translation differences	-77
Closing balance 30-06-2002	2 480

Key ratios	First 6 months 2002	Full year 2001
Capital expenditure on capital assets, million SEK	178	665

FILE NO.

82-4707

Capital employed, million SEK	7 116	7 039
Net debt, million SEK	-4 945	-4 803
Return on capital employed, %	4.8	-12.8
Return on equity, %	2.4	-171.8
Equity ratio, %	22.4	22.6

Cash Flow Statement

Million SEK	First 6 months 2002	2001	Full year 2001
Operating activities			
Earnings after financial items	20	-624	-3 756
Adjustment for items not included in cash flow	279	644	1 144
	299	20	-2 612
Tax paid	-1	-11	-38
Cash flow from operating activities before changes in working capital	298	9	-2 650
Cash flow from changes in working capital			
Increase(-)/Decrease(+) of inventories	12	205	-52
Increase(-)/Decrease(+) of current receivables	-133	-529	804
Increase(+)/Decrease(-) of current liabilities	-99	-467	-442
Cash flow from operating activities	78	-782	-2 340
Investing activities			
Sale of subsidiaries		1 166	1 714
Acquisition of operations	-52		
Acquisition of intangible fixed assets	-2		
Acquisition of tangible fixed assets	-176	-279	-665
Cash flow from investing activities	-230	887	1 049
Financing activities			
Shareholder's contributions received		309	1 649
Additions to debt	159	542	5 266
Repayment of debt	-6	-86	-5 233
Amortization of pension liabilities	-46		
Cash flow from financing activities	107	765	1 682

Cash flow for period	-45	870	391
Cash and short term investments at the beginning of the year	787	391	391
Exchange rate difference on cash balances in foreign currencies	-5	3	5
Cash and short term investments at end of period	737	1 264	787

Cash and short term investments			
The following are included as cash and short term investments:			
Cash and bank	382	1 150	507
Current investments equal to cash and short term investments	355	114	280
	737	1 264	787

Information per business area

Million SEK

Quarter 2 2002

	Mines	Smelters	Fabrication	Other, incl. elim	Group
Net sales	604	1 853	617	-423	2 651
Operating result	45	80	-3	-46	76
Investments	62	21	12	3	98
Depreciation	74	73	13	15	175

Quarter 2 2001

	Mines	Smelters	Fabrication	Other, incl. elim	Group
Net sales	482	1 708	613	-255	2 548
Operating result	-188	-8	1	437	242
Investments	74	35	6	4	119
Depreciation	147	53	15	30	245

Half year 2002

	Mines	Smelters	Fabrication	Other, incl. elim	Group
Net sales	1 084	3 639	1 204	-871	5 056
Operating result	55	174	2	-58	173

FILE NO.
82-4707

Investments	122	30	21	5	178
Depreciation	144	145	28	16	333

Half year 2001

	Mines	Smelters	Fabrication	Other, incl. elim	Group
Net sales	961	3 538	1 319	-374	5 444
Operating result	-356	-19	11	518	154
Investments	186	70	12	11	279
Depreciation	255	105	30	56	446

Full year 2001

	Mines	Smelters	Fabrication	Other, incl. elim	Group
Net sales	2 197	6 710	2 412	-1 069	10 250
Operating result	-300	111	14	-774	-949
Investments	474	152	25	14	665
Depreciation	477	227	57	76	837

>>

-30-

For further information: Contacts for further information: Jan Johansson, President and CEO, Tel. +46 8 610 16 02, Mobile tel. + 46 70 555 02 02; Ulf Soderstrom, VP Public Relations, Tel. +46 8 610 15 57, Mobile tel. +46 70 618 95 95; Ruben Ornstein, Chief Financial Officer, Tel. +46 8 610 15 20, Mobile tel. +46 70 229 29 97; Boliden home page: www.boliden.com

BOLIDEN LIMITED has 58 releases in this database.

View Others

BOLIDEN LIMITED

Quotes and Charts
BOL. (TSX)

Releases Earnings

Attention Business Editors:

Boliden Limited

STOCKHOLM, Aug. 28 /CNW/ - The Spanish Ministry of the Environment has raised a claim against Boliden's Spanish subsidiary Boliden Apirsa for 45 million Euros for costs of the recovery works after the dam failure in 1998. Boliden Apirsa does not accept the claim and would like to comment as follows:

- Boliden's Spanish subsidiary Boliden Apirsa was acquitted in November 2001 of all responsibility in the comprehensive criminal investigation following a dam failure at the Los Frailes mine in Spain. The dam failure was caused by defects in the construction and mistakes made in the preliminary geological studies and not in the operations of Boliden Apirsa.

- Boliden has no intention of taking further responsibility for the terminated mining activities in Spain. Boliden's view of the causes and responsibility for the dam failure at the Los Frailes mine in 1998 remains unchanged.

- Claims made against Boliden, and costs incurred, will be redirected against those who are ultimately responsible for the construction of the dam.

- Boliden has assumed a great responsibility in connection with the dam failure, not least concerning the recovery of the site and compensating people affected. In December 2001, Boliden Apirsa reached an agreement with the regional Andalusian government as well as with the workers' union at the Spanish mine concerning the closure of the mine. One of the matters agreed is that the Andalusian government takes over the responsibility for the decommissioning of the mine.

-30-

For further information: please contact: Ulf Soderstrom, Vice President Public Relations, telephone +46 8 610 15 57 or +46 70 618 95 95